Exhibit (a)(5)(A)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer Document, dated December 8, 2010 (the “Offer Document”), and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities or other laws or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by the terms of the Offer Document.

Notice of Offer To Purchase For Cash
All of the Ordinary Shares and American Depositary Shares
of
CRUCELL N.V.
at
€24.75 NET PER SHARE
by
JJC ACQUISITION COMPANY B.V.
a wholly-owned subsidiary of
JOHNSON & JOHNSON

JJC Acquisition Company B.V., a private company with limited liability incorporated under the laws of the Netherlands (the “Offeror”) and a wholly-owned direct subsidiary of Cilag Holding AG, which is an indirect wholly-owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), is making a cash offer to acquire all of the issued and outstanding ordinary shares (“Ordinary Shares”) in the capital of Crucell N.V. (“Crucell”), including all Ordinary Shares represented by American depositary shares (each, an “ADS”), each ADS representing one Ordinary Share (Ordinary Shares and ADSs are referred to herein as the “Shares” and the holders of such Shares are referred to as the “Shareholders”), on the terms and subject to the conditions and restrictions contained in the Offer Document, and concurrently soliciting Proxies (as defined below) from each Shareholder (the offer to purchase Shares and the solicitation of Proxies, together, are referred to herein as the “Offer”). The Offer is being made pursuant to the Merger Agreement dated October 6, 2010 between Cilag Holding AG and Crucell (as supplemented from time to time, the “Merger Agreement”), as assigned by Cilag Holding AG to the Offeror pursuant to an assignment agreement dated December 6, 2010.

Shareholders who accept the Offer and tender Ordinary Shares will be paid, on the terms and subject to the conditions and restrictions contained in the Offer Document, an amount equal to €24.75, net to the Shareholder in cash, without interest and less any applicable withholding taxes (the “Offer Price”) in consideration of each Ordinary Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered, and not validly withdrawn, subject to the Offeror declaring the Offer unconditional. Shareholders who accept the Offer and tender ADSs will be paid, on the terms and subject to the conditions and restrictions contained in the Offer Document, an amount equal to the U.S. dollar equivalent of the Offer Price, calculated by using the spot market exchange rate for the U.S. dollar against the Euro on the date on which funds are received by the U.S. Settlement Agent (as defined below) to pay for ADSs upon completion of the Offer, in consideration of each ADS validly tendered (or defectively tendered provided that such defect has been waived by the Offeror), and not validly withdrawn, subject to the Offeror declaring the Offer unconditional.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 17:45 HOURS DUTCH TIME (11:45 A.M. NEW YORK TIME), ON FEBRUARY 16, 2011, UNLESS THE OFFER IS EXTENDED.

In connection with the Offer, (i) Shareholders are being asked to adopt a resolution to amend, at an extraordinary general meeting of Shareholders to be held during the acceptance period (the “Offer EGM”), Crucell’s Articles of Association to implement certain changes to the corporate governance structure of Crucell (the “Governance Resolutions”) and (ii) the Offeror is soliciting from the Shareholders irrevocable proxies (the “Proxies”) granting the Offeror (or its designee) the right to vote such Shareholders’ Shares to resolve to approve, at an extraordinary general meeting of the Shareholders to be held following the closing of the Offer (the “Post Offer EGM”), a resolution to enter into a proposed sale of Crucell’s entire business by Crucell to the Offeror or an affiliate of the Offeror and to enter into a business purchase agreement with the Offeror (such transfer, the “Asset Sale”).

The consummation of the Offer is conditioned upon, among other things, a minimum acceptance level of at least 95% of Shares tendered pursuant to the Offer on a fully diluted basis, which minimum acceptance level will be reduced to 80% on a fully diluted basis in the event that (i) a favorable IRS ruling is obtained by Parent with respect to certain tax matters and (ii) Proxies are received in respect of at least 80% of the Shares that will allow the Offeror to vote, at the Post Offer EGM, in favor of the Asset Sale that may be pursued as a post closing restructuring following the consummation of the Offer. The Offer is also conditioned upon the approval by Shareholders of the Governance Resolutions. In addition, the consummation of the Offer is subject to conditions customary for transactions of this type, including antitrust clearance under applicable antitrust laws. Accordingly, Shareholders that want the Offer to succeed should tender their Shares, vote in favor of the Governance Resolutions at the Offer EGM and grant a Proxy for the matters to be voted on at the Post Offer EGM.

The Offeror and Crucell each reserve the right to waive certain conditions to the Offer to the extent permitted by law and the terms and conditions of the Merger Agreement. However, neither the Offeror nor Crucell has any obligation to waive any of the Offer conditions and, as a result, if any of the Offer conditions are not satisfied as of the closing of the Offer, the Offer may not be consummated.

The Crucell management board and the Crucell supervisory board fully and unanimously support the Offer. Both boards of Crucell believe the Offer is in the best interest of Crucell and its stakeholders, including its shareholders, partners, employees, patients and customers, and unanimously recommend that the Shareholders accept the Offer and tender their Shares pursuant to the Offer and, in connection therewith, adopt the Governance Resolutions and grant Proxies in respect of all of their Shares to the Offeror.

The Offeror will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered, and not validly withdrawn, as, if and when the Offeror gives oral or written notice to ING Bank N.V. (the “Dutch Settlement Agent”) with respect to Ordinary Shares or Computershare Trust Company, N.A. (the “U.S. Settlement Agent”) with respect to ADSs, as applicable, of the Offeror’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions and restrictions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Dutch Settlement Agent or U.S. Settlement Agent, as applicable, which will act as agent for tendering Shareholders for the purpose of receiving payments from the Offeror and transmitting such payments to tendering Shareholders whose Shares have been accepted for payment. In all cases, payment for Ordinary Shares will be made only after timely delivery to the Dutch Settlement Agent (i) for Shareholders who hold Ordinary Shares through an institution admitted to Euronext Amsterdam, the tendered Ordinary Shares and a written declaration from such institution that the Shareholder accepts the Offer or (ii) for Shareholders owning Ordinary Shares individually recorded in the Crucell shareholders’ register, a completed and signed tender and proxy form. In all cases, payment for ADSs will be made only after timely delivery to the U.S. Settlement Agent of (a) the ADRs evidencing such ADSs or confirmation of a book-entry transfer of such ADSs into the U.S. Settlement Agent’s account pursuant to the procedures set forth in the Offer Document, (b) the ADS letter of transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of book-entry transfer, an Agent’s Message (as defined in Section 4 of the Offer Document) and (c) any other documents required by the ADS letter of transmittal.

Shareholders accepting the Offer in compliance with the procedures set forth in the Offer Document will be deemed to concurrently grant a Proxy with respect to all tendered Shares, unless the Shareholder affirmatively specifies otherwise, and the Offeror (or its designee) will vote such Shares in favor of the Asset Sale that may be pursued as a post closing restructuring following the consummation of the Offer. It is important that Shareholders wishing both to tender Shares and grant a Proxy follow carefully the instructions that are provided to them by their financial intermediary, the U.S. Settlement Agent or the Dutch Settlement Agent, as applicable.

The acceptance period under the Offer begins at 09:00 hours Dutch time (3:00 a.m. New York time) on December 9, 2010 and, unless extended, ends at 17:45 hours Dutch time (11:45 a.m. New York time) on February 16, 2011 (such time, the “Acceptance Closing Time” and, such date, the “Acceptance Closing Date”), in accordance with the terms of the Offer Document and article 15 of the Decree on Public Takeover Bids (the “Decree”) (the “Acceptance Period”).

The Offeror (i) may extend the Acceptance Period for a minimum of two weeks and a maximum of ten weeks so that the conditions to the Offer may be satisfied or, to the extent permitted by law and the Merger Agreement, waived and (ii) if requested by Crucell, must extend the Offer if certain conditions to the Offer have not been satisfied or waived pursuant to the Offer Document. However, in no event will the Offeror be required to extend the Offer beyond July 6, 2011. The Offer may only be extended once unless the events referred to in article 15 paragraph 5 of the Decree occur or the Dutch Authority for the Financial Markets grants dispensation for further extensions, which dispensation will only be given in exceptional circumstances.

No later than the third business day following the Acceptance Closing Date, the Offeror will determine whether the conditions to the Offer have been fulfilled or are to be waived and will announce whether the Offer (i) is declared unconditional (the date on which the Offeror announces that the Offer is unconditional, the “Unconditional Date”), (ii) is extended or (iii) is terminated as a result of the conditions to the Offer not having been fulfilled or waived by the Offeror and/or Crucell.

If and when the Offer is declared unconditional, the Offeror will announce, in accordance with article 17 of the Decree and in accordance with Rule 14d-11 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), a “subsequent offering period” to enable Shareholders that did not tender their Shares during the Acceptance Period to tender their Shares under the same terms and conditions applicable to the Offer. Announcements declaring whether the Offer is declared unconditional and announcements in relation to an extension of the Acceptance Period will be made on Crucell’s website and by issuing a press release in the Netherlands, Switzerland and the United States on, among others, the Dow Jones News Service, Hugin and Thomson Inc.

In the event the Offeror announces that the Offer is declared unconditional, the Shareholders having tendered their Shares for acceptance prior to the end of the Acceptance Period will receive no later than on the third business day following the Unconditional Date, unforeseen circumstances excepted (e.g., in the event of force majeure impeding Settlement (as defined in Section 4 of the Offer Document)), the Offer Price in respect of each Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered by them, and not validly withdrawn, on the terms and subject to the conditions and restrictions of the Offer.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Acceptance Closing Time. If a Shareholder tendered Ordinary Shares through an institution admitted to Euronext Amsterdam, such Shareholder may withdraw such tendered Ordinary Shares by making a withdrawal request through such institution to the Dutch Settlement Agent. If a Shareholder tendered Ordinary Shares held in registered form, such Shareholder may withdraw such tendered Ordinary Shares by delivering to the Dutch Settlement Agent a properly completed and duly executed notice of withdrawal. If a Shareholder tendered ADSs to the U.S. Settlement Agent by delivering an ADS letter of transmittal with the ADRs evidencing such ADSs, such Shareholder may withdraw such tendered ADSs by delivering to the U.S. Settlement Agent a properly completed and duly executed notice of withdrawal, guaranteed by an Eligible Institution (as defined in Section 4 of the Offer Document) if the ADS letter of transmittal required a signature guarantee. If a Shareholder tendered ADSs by means of book-entry transfer, such Shareholder may withdraw such tendered ADSs by instructing the financial intermediary through which it holds its tendered ADSs to deliver a notice of withdrawal through the book-entry transfer facilities. Following the Acceptance Closing Time, Shareholders that have tendered Shares pursuant to the Offer will not be able to withdraw any such tendered Shares unless the Acceptance Period is extended. Shareholders will not be able to withdraw any Shares tendered during any subsequent offering period.

A Shareholder that grants a Proxy may not revoke such Proxy. However, holders of Ordinary Shares may attend the Post Offer EGM in person and vote their Shares at the Post Offer EGM. If such Shareholder attends the Post Offer EGM in person to vote its Ordinary Shares, the Offeror may not vote the Proxy granted by such Shareholder at the Post Offer EGM. If Shares tendered pursuant to the Offer are withdrawn, the Proxy granted by the Shareholder will also be withdrawn. If a Shareholder properly grants a Proxy and the Offer is extended, such Proxy will remain in place and the extension of the Offer will not affect the Proxy, unless the tendered Shares are withdrawn.

Should the Offer be declared unconditional, the Offeror intends, to the extent permitted under applicable law and stock exchange regulations, to delist the Ordinary Shares from Euronext Amsterdam and the Swiss Exchange and the ADSs from NASDAQ as soon as reasonably practicable under applicable rules and regulations. If the Offer is declared unconditional and at least 95% of the issued and outstanding Shares have been acquired by the Offeror, then the Offeror will acquire the remaining Shares not tendered by means of buy-out proceedings in accordance with article 2:92a or 2:201a of the Dutch Civil Code or takeover buy-out proceedings in accordance with article 2:359c of the Dutch Civil Code. If the Offer is declared unconditional and at least 80%, but less than 95%, of the issued and outstanding Shares have been acquired by the Offeror and both (i) a favorable IRS ruling is obtained by Parent with respect to certain tax matters and (ii) Proxies representing at least 80% of the issued and outstanding Shares have been granted, then the Offeror intends to pursue other post closing restructuring designed to result in the Offeror owning, directly or indirectly, 100% of the issued and outstanding Ordinary Shares in the capital of Crucell and/or the business of Crucell, including, but not limited to, a buy-out, a legal merger, a demerger, the Asset Sale or a cross-border statutory triangular merger, all as further described in Section 7.15 of the Offer Document.

The receipt of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under Dutch, Swiss or other applicable state, local or foreign tax laws. Shareholders are expressly urged to consult with their tax advisors with regard to the tax consequences of tendering their Shares pursuant to the Offer and the transactions contemplated by the Offer Document in their particular circumstances. For a more complete description of certain material tax consequences of the Offer, see Section 12 of the Offer Document.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer Document and is incorporated herein by reference.

A request has been made to Crucell for Crucell’s shareholder list and security position listings for the purpose of disseminating the Offer to Shareholders. The Offer Document, the related ADS letter of transmittal and tender and proxy form, as applicable, and all other relevant materials will be mailed to record holders of Ordinary Shares and ADSs whose names appear on Crucell’s shareholder lists and will be furnished to institutions admitted to Euronext Amsterdam, brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Ordinary Shares and ADSs.

THE OFFER DOCUMENT AND THE RELATED ADS LETTER OF TRANSMITTAL AND TENDER AND PROXY FORMS CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

The Offeror is relying on the “Tier II” exemption under the Exchange Act in respect of the Offer. Under the “Tier II” exemption, compliance with the requirements of the home jurisdiction law or practice (in this case, the Netherlands) will satisfy the requirements of certain of the rules applicable to third-party tender offers under the Exchange Act, including, but not limited to, rules relating to notice of extension, prompt payment, subsequent offering periods and withdrawal rights. Shareholders should be aware that the Offer Document has been prepared in accordance with Dutch format and style, which differs from customary U.S. format and style. In addition, the consolidated financial information of Crucell included or referred to therein has been prepared on the basis of International Financial Reporting Standards as adopted by the European Union and, accordingly, may not be comparable to financial statements prepared in accordance with U.S. generally accepted accounting principles.

For questions about the Offer as it relates to the tendering of Ordinary Shares or the granting of Proxies with respect to such Ordinary Shares, Shareholders in Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Spain, Sweden, Switzerland and Thailand can contact Georgeson Inc. at + 00800 1020 1200 (toll-free). Shareholders outside these countries can contact Georgeson Inc. at + 44 (207) 019 7003. Banks and brokers can contact Georgeson Inc. at + 44 (207) 019 7003.

For questions about the Offer as it relates to the tendering of ADSs or the granting of Proxies with respect to such ADSs and for all other questions, Shareholders in the United States can contact the U.S. Dealer Manager, Georgeson Securities Corporation, or the Proxy Solicitor and Information Agent, Georgeson Inc., at their numbers set forth below.

Requests for additional copies of the Offer Document or any documents relating to the tender of Shares or granting of Proxies may also be directed to the Dutch Settlement Agent for holders of Ordinary Shares and to the U.S. Dealer Manager, Georgeson Securities Corporation, or the Proxy Solicitor and Information Agent, Georgeson Inc., for holders of ADSs at their respective addresses and telephone numbers set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Dutch Settlement Agent for the Offer is:

Bijlmerdreef 888
1102 MG Amsterdam
the Netherlands

+ 31 20 563 6546 or + 31 20 563 6619

The U.S. Settlement Agent for the Offer is:

250 Royall Street
Canton, MA 02021

The Proxy Solicitor and Information Agent for the Offer is:

199 Water Street, 26th Floor
New York, NY 10038-3560

Banks and Brokerage Firms, Please Call:

+1 (212) 440-9800

ADS Holders Inside the United States, Please Call Toll-Free:

+1 (866) 857-2624

The U.S. Dealer Manager for the Offer is:

199 Water Street, 26th Floor
New York, NY 10038-3560

Please Call Toll-Free:

+1 (800) 445-1790

December 8, 2010